                                                                                                                                                                                                                                                  Exhibit 99.4

Annual Report to Shareholders

Management’s Discussion and Analysis

     The following Management’s Discussion and Analysis (“MD&A”) of Gold Reserve Inc. (the “Company” or “Gold Reserve”) should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2014 and 2013, the related notes contained therein as well as the 2013 MD&A. This MD&A has been approved by the Board of Directors of the Company (the “Board”) and is dated April 24, 2015.

     Gold Reserve, an exploration stage mining company, is engaged in the business of acquiring, exploring and developing mining projects. Management’s recent activities have focused on:

  concluding its arbitration claim (the “Brisas Arbitration”) against Venezuela in connection with the seizure of the Company’s Brisas Project through the issuance by the tribunal (the “ICSID
  Tribunal” or “Tribunal”) of the International Center for Investment Disputes (the “ICSID”) of an arbitral award (the “Arbitral Award” or “Award”) on September 22, 2014 and reconfirmation on December 15, 2014;
  pursuing any and all means to ensure timely payment of the Arbitral Award by the government of Venezuela and identifying appropriate assets that might be seized or attached in satisfaction of the Arbitral Award;
  negotiating and closing an agreement to extend the maturity date of $25.3 million aggregate principal amount of convertible notes (the “Modified Notes”) from June 29, 2014 to December 31, 2015, issue $12 million of new notes (the “New Notes”) also maturing December 31, 2015 and agreeing to pay future interest on the Modified and New Notes at 11% interest in the form of a note (the “Interest Notes”) payable in cash at maturity on December 31, 2015;
  pursuing all efforts to sell the remaining Brisas Project related assets; and
  evaluating other exploration mining prospects.

EXPLORATION PROSPECTS

La Tortuga Property

     In April 2012, Soltoro Ltd. granted the Company the right to earn an undivided 51% interest in the 11,562 hectare La Tortuga property, a copper and gold prospect located in Jalisco State, Mexico, by making an aggregate $3.65 million in option payments and property expenditures over three years. Over approximately a two year period the Company compiled data, completed a number of studies on the property and made option payments totaling $0.4 million (including a $0.15 million property payment made in 2014). During this period, the Mexican authorities changed its focus on environmental reviews and approvals which caused the Environment Ministry (SEMARNAT – Secretaria del Medio Ambiente y Re-cursos Naturales) to require the Company to resubmit its drilling permit application, expand its environmental baseline study and add additional other items. Management’s perceived change related to the Mexican government’s posture towards mining led management and the Board to conclude that continued investment in the property was no longer warranted and as a consequence the Company expensed all previously capitalized costs as of June 30, 2014 and formally terminated its option on the property in August 2014.

     The Company continues to evaluate alternative prospects with a focus on, among other things, location, the mineralized potential, economic factors and the level and quality of previous work completed on the prospect. The Company is focused on prospects that are located in politically friendly jurisdictions, which have a clear and well-established mining, tax and environmental laws and an experienced mining authority.

BRISAS ARBITRAL AWARD

     In October 2009, Gold Reserve initiated a claim (the “Brisas Arbitration”) under the Additional Facility Rules of the ICSID of the World Bank to seek compensation for the losses caused by the wrongful actions of Venezuela that terminated the Brisas Project in violation of the terms of the Treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments (the “Canada-Venezuela BIT”). (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)).

The September 22, 2014 ICSID Arbitral Award

     On September 22, 2014, the ICSID Tribunal unanimously awarded to the Company the Arbitral Award totaling (i) $713 million in damages, plus (ii) pre-award interest from April 2008 through the date of the Award based on the U.S. Government Treasury Bill Rate, compounded annually totaling, as of the date of the Award, approximately $22.3 million and (iii) $5 million for legal costs and expenses, for a total, as of September 22, 2014, of $740.3 million. The Award (less legal costs and expenses) accrues post-award interest at a rate of LIBOR plus 2%, compounded annually, which currently approximates $52,000 per day.

     An ICSID Additional Facility Award is enforceable globally in jurisdictions that allow for the recognition and enforcement of commercial arbitral awards. There exists an international instrument created for the purpose of facilitating such recognition and enforcement, the United Nations Convention for the Recognition and Enforcement of Foreign Arbitral Awards (June 10, 1958), 21 U.S.T. 2517, 330 U.N.T.S. 38 (the “New York Convention”) to which over 150 countries, including the United States, are a party. Under the New York Convention, arbitral awards may be recognized as a judgment of the court and execution may be done by attaching assets belonging to the award debtor.

Payment Demand Letter

     Subsequent to the issuance of the Arbitral Award, Gold Reserve sent a demand letter to Venezuela and commenced efforts to ensure the enforcement and collection of the Award. Shortly thereafter, representatives from Venezuela and the Company met in the first of several meetings to discuss the satisfaction of the Award. No agreement has been reached to-date. Although the Company currently believes that Venezuela will ultimately honor its international obligations, there can be no assurances in this regard and management anticipates that Venezuela will make every effort to challenge the validity and/or amount of the Arbitral Award in the near term and vigorously oppose any action the Company may take in the various jurisdictions around the world to effect full enforcement and payment of the Award. Management is pursuing any and all means to ensure timely payment by the government of Venezuela and is fully engaged in executing its strategy to ensure the recognition and collection of the Arbitral Award.

     The Company remains firmly committed to the enforcement and collection of the Arbitral Award including accrued interest in full and will continue to vigorously pursue all available remedies accordingly in every jurisdiction where it perceives that it can draw a benefit that will bring it closer to the collection of the Arbitral Award.

The December 15, 2014 Reconfirmation of Arbitral Award

     The ICSID Additional Facility Arbitration Rules allow only three types of post-award remedies –interpretation (Article 55), correction (Article 56), and supplementary decisions (Article 57). Each of these procedures must be initiated within 45 days of the issuance of an award for any further remedy before the ICSID Tribunal.

     Within the 45 day time period, both Venezuela and the Company filed requests for the ICSID Tribunal to correct what each party identified as “clerical, arithmetical or similar errors” in the Award as is permitted by Article 56 of the arbitration rules of ICSID’s Additional Facility (“Article 56”). Article 56 does not permit reconsideration by the Tribunal of any aspect of its award and does not permit correction to an error of judgment. Rather, it permits the Tribunal to correct inadvertent arithmetic or typographical errors. While the Company identified what it considered an inadvertent arithmetic error that warranted an increase in the Award of approximately $50 million, Venezuela identified what it contended were significant inadvertent arithmetic errors that it argued supported a reduction of the Award by approximately $361 million (more than 50% of the original Award). On November 13, 2014, the Company and Venezuela submitted replies to each party’s request for corrections of the Award.

     After considering both parties’ submissions the Tribunal, on December 15, 2014, denied both parties’ requests for correction and reaffirmed, in a written decision, the Award originally rendered in favor of Gold Reserve on September 22, 2014 (the “December 15th Decision”). The conclusion of this proceeding marked the end of the Tribunal’s jurisdiction with respect to the Award.

Legal Activities in France

     The Award was issued by a Tribunal constituted pursuant to the arbitration rules of ICSID’s Additional Facility and, by agreement of the parties, the seat of the Tribunal was in Paris. As a consequence, the Award is subject to review by the French courts.

Requests for Annulment

     Application for Annulment of the September 22, 2014 ICSID Arbitral Award

     Accordingly, in late October 2014, Venezuela filed an application before the Paris Court of Appeal declaring its intent to have the September 2014 Award annulled or set aside. Under French law, the annulment of an award is only available in very limited circumstances, intended primarily for cases in which the petitioner can demonstrate that the Tribunal exceeded its powers, denied the parties due process in the arbitration, or issued an award that somehow offends against international public order (the term used in American legal terminology is “public policy”). This procedure does not permit a review on the merits of the Award, or to re-try the case heard by the Tribunal.

     Under the applicable rules of procedure, Venezuela had 5 months, or until March 20, 2015, to state its case relating to the annulment or setting aside of the Award, which it did on March 20, 2015. Amongst other things, Venezuela argued that the Tribunal lacked jurisdiction, violated its fundamental procedural rights, exceeded its mandate (or mission) and violated international public order (or policy).

     According to the schedule established by the Paris Court of Appeal, written pleadings are to be closed by October 15, 2015 and the hearing of Venezuela’s application to annul is to take place on November 3, 2015. The application will be heard by a panel of three judges from Division 1 of the Court’s Pôle 1, which is the division whose judges specialize in international and arbitration disputes. At this stage, the Company expects that a judgment on Venezuela’s application will be rendered before the end of the year, although this is a matter over which the Company has no control.

     Application for Annulment of the December 15, 2014 Reconfirmation of Arbitral Award

     Venezuela has filed before the Paris Court of Appeal another application to annul an arbitral award, the December 15th Decision of the Tribunal dismissing Venezuela’s motion to correct the Award pursuant to which Venezuela was alleging that through various “clerical, arithmetical or similar errors”, the Tribunal had incorrectly awarded the Company an excess of $361 million in damages (see December 15, 2014 Reconfirmation of Arbitral Award above). The process will be the same as in the annulment proceedings related to the September 22, 2014 Award with the Court establishing a pleading and hearing schedule after Venezuela files its case on or before June 5, 2015.

     The existence of the annulment proceedings of the September 22, 2014 Award, and/or the December 15, 2014 reconfirmation of the Award, does not affect the finality of the Award or its enforceability in the interim.

Petition for Exequatur

     In early November 2014, the Company filed a petition before the Paris Court of Appeal, the same court handling Venezuela’s application for annulment, to obtain an order of exequatur for the recognition of the Company’s Award as a judgment of the Court. An exequatur renders an award enforceable as a judgment of the Court of Appeal. Venezuela filed a submission opposing the Company’s request for exequatur and, in the alternative, requested a stay of execution pending the determination of its application for annulment of the Award. On January 8, 2015, the Paris Court of Appeal heard oral submissions by the parties regarding the Company’s petition for exequatur and Venezuela’s request to stay execution.

     On January 29, 2015, the Paris Court of Appeal granted the Company’s petition for exequatur. Moreover, the Court dismissed Venezuela’s request to stay the execution of the Award pending the outcome of its application to annul the Award, holding that none of the grounds alleged by Venezuela (including the lack of jurisdiction of the Tribunal, the violation of international public order, or alleged errors in the calculation of the damages awarded) constituted a sufficient reason to stay the execution of the Award pending the annulment proceedings.

     The Paris Court of Appeal’s decision to recognize the Company’s Award as a judgment of the Court is of particular significance as it was rendered following a full hearing of the parties, by a court of appeal which is recognized internationally for its expertise on arbitration matters. The Company’s management believes the decision will be useful to assist management in the enforcement proceedings it has instituted in other jurisdictions including, in particular, the United States, and should limit the ability of Venezuela to delay unduly the enforcement of the Arbitral Award.

     The exequatur or recognition of the Company’s ICSID Award as a judgement of the Court, granted on January 29, 2015, is not appealable and remains in full force and effect since Venezuela was denied its motion to stay the execution of the Award.

Legal Activities in US District Court for the District of Columbia

     On November 26, 2014 the Company filed, in the US District Court for the District of Columbia (“DDC”), a petition to confirm the Award dated September 22, 2014. The petition for confirmation is a summary proceeding brought under the New York Convention and Chapter 2 of the Federal Arbitration Act (“FAA”), 9 U.S.C. §§ 201 et seq. Once the Award is confirmed it will be enforceable in the United States as a judgment of the court.

     Under the New York Convention and FAA, the confirming court is not entitled to review the merits of the decision but simply to verify that the arbitral award meets the requirements of the Convention, and that no exception to the Convention’s rule of recognition and enforcement is present. Accordingly, an arbitral award, such as the present Award, must be confirmed, unless the award debtor, who opposes the confirmation, satisfies the confirming court by adducing sufficient proof that:

     (a) the parties to the arbitration agreement were, under the law applicable to them, under some incapacity, or the said agreement is not valid under the law to which the parties have subjected it or, failing any indication thereon, under the law of the country where the award was made;

     (b) the party against whom the award is invoked was not given proper notice of the appointment of the arbitrator or of the arbitration proceedings or was otherwise unable to present his case;

     (c) the award deals with a difference not contemplated by or not falling within the terms of the submission to arbitration, or it contains decisions on matters beyond the scope of the submission to arbitration;

     (d) the composition of the arbitral authority or the arbitral procedure was not in accordance with the agreement of the parties, or, failing such agreement, was not in accordance with the law of the country where the arbitration took place; or

     (e) the award has not yet become binding on the parties, or has been set aside or suspended by a competent authority of the country in which, or under the law of which, that award was made.

     Confirmation of an arbitral award such as the Award may also be refused under the New York Convention if the confirming court finds that: (a) the subject matter of the difference is not capable of settlement by arbitration under the law of the United States; or (b) the confirmation of the Award would be contrary to the public policy of the United States.

     The initial step for the proceeding was to serve Venezuela with the petition and other related documents. Once served, Venezuela had 60 days to respond with any arguments it believed it had against the petition to confirm. Since the inception of these proceedings, Venezuela willfully avoided service, refused, among other things, to authorize its U.S. counsel to accept service and otherwise contested the validity of service, raising non-meritorious and irrelevant objections to service.

     ÊAs a result of that refusal to accept service, on December 31, 2014, the Company initiated service in accordance with the statutory provision of the United States Code, and the Hague Convention on the Service Abroad of Judicial and Extrajudicial Documents in Civil or Commercial Matters.Ê

     ÊReceipt of the documents on January 8, 2015, was acknowledged by letter from the Venezuelan Foreign Ministry dated January 26, 2015, but only received by the Company’s process server on March 2, 2015. In this letter, however, Venezuela contested the validity of the service, raising non-meritorious and irrelevant objections to service. Therefore, the Company believed Venezuela was properly served on January 8, 2015.

     ÊAs a result, and at the expiry of the 60-day period following the service of the documents, the Company, on March 26, 2015, requested the Clerk of the DDC to enter default against Venezuela, on the basis that the documents had been duly received by the proper recipient of the service process. The Clerk agreed with the position of the Company and entered default on March 27, 2015.Ê

     The consequence of the default being entered against Venezuela in respect of appearance was that Venezuela had to contend with the potential threat of a default judgment being entered against it upon motion by the Company.ÊTo avoid this, U.S. counsel appointed by Venezuela (the same counsel in the ICSID arbitration) entered an appearance, after close of business on March 27, 2015, the same day that the default was entered, for the purpose of opposing the entry of default and requesting that it be set aside.

     Filing by the Company of a response to Venezuela’s opposition and subsequent discussions between the parties led Venezuela to agree, on April 15, 2015, to accept service of Gold Reserve’s Petition to confirm the Award and further agree to respond to the Petition within sixty (60) days of the agreed service date, i.e., on or before June 12, 2015. As part of the agreement Gold Reserve agreed to vacate the clerk’s entry of default entered on March 27, 2015 against Venezuela. The agreement has been recorded in an Order of the DDC dated April 15, 2015.

     The Company’s intention is to move expeditiously towards obtaining confirmation of the Award in the U.S. and consider enforcement options in due course.

Legal Activities in Luxembourg

     On October 28, 2014, the Company filed for and was granted an exequatur (recognition and execution) of the Award by Tribunal d’arrondissement de et à Luxembourg. As a result, in Luxembourg the Award is declared enforceable in the same manner as if it were a judgment handed down by a court of the Grand Duchy of Luxembourg and allows the Company to proceed with conservatory actions against Venezuela’s assets in the Grand Duchy of Luxembourg.

     On January 12, 2015, Venezuela filed a notice of appeal of this decision in the Cour d’appel de

Luxembourg (the “Luxembourg Court of Appeal”), reiterating, for the most part, the arguments made before, and dismissed by, the Paris Court of Appeal, to oppose the Company’s petition for exequatur. In addition, Venezuela raised some other argument of form specific to Luxembourg law, alleging non-compliance with language requirements of certain exhibits and of the exequatur order itself, which, the Company believes, are dilatory, meritless and contradicted by the Court record. In addition, Venezuela asked for a stay of execution pending the determination of its application to annul the Award before the Paris Court of Appeal.

     The Luxembourg Court of Appeal recently issued a scheduling direction, dividing Venezuela’s arguments in two and ordering that the arguments on form and the request for stay of execution be heard together, on May 21, 2015. In accordance with the scheduling direction, the Company filed its response to Venezuela’s first set of arguments, on March 16, 2015.

     Following the granting of the exequatur, the Company, on several occasions, served on various Luxembourg banks the equivalent of writs of garnishment relating to over US $700 million interest payments on Venezuela sovereign bonds and any other funds owned by Venezuela. These banks were chosen because they are designated as paying agents or transfer agents in listing memoranda relating to various bonds issued by Venezuela and listed on the Luxem-bourg Stock Exchange. So far, the banks have denied holding funds for the account of Venezuela, which appears to contradict the information contained in the listing memoranda. As a result, the Company intends to have the issue determined by the appropriate court or judge having jurisdiction in Luxembourg over such matters.

Venezuela’s Intent to Develop the Brisas/Las Cristinas Mine

     Historically Venezuela has publicly stated its intent to develop the Brisas Project and contiguous areas and has reportedly had discussions with one or more major corporations for initial studies related to the development and eventual construction of the Brisas or Brisas-Cristinas mine as a large gold-copper complex. In December 2013, the Venezuelan government granted the gold exploration and mining rights in three areas located in Bolivar State (including the area of the Brisas gold and copper deposit) valued at $30 billion to Empresa Nacional Aurifera, S.A. (“ENA”), a subsidiary of the Venezuelan State-owned oil company Petróleos de Venezuela, S.A. (“PDVSA”) and concurrently ENA sold a 40% interest to Venezuela’s central bank, Banco Central de Venezuela (“BCV”) for an estimated $12 billion allowing PDVSA to offset promissory notes payable to BCV totaling $21.5 billion and record a gain on the transaction of approximately $9.5 billion. Gold Reserve is prepared to assist Venezuela to find a joint solution that would include the transfer of the extensive technical data related to the development of the Brisas Project that was compiled by the Company. This would allow PDVSA, ENA, BCV and their contractor/consultants to develop Brisas on an accelerated basis for the benefit of Venezuela, with appropriate compensation for the Company apart from the collection of any payments associated with the Award.

The Company’s Intent to Distribute Collection of the Arbitral Award to Shareholders

     Subject to applicable regulatory requirements regarding capital and reserves for operating expenses, accounts payable and income taxes, and any obligations arising as a result of the collection of the ICSID Award including payments pursuant to the terms of the convertible notes (if not otherwise converted), Interest Notes, CVR’s, Bonus Plan and Retention Plan (all as defined herein) or undertakings made to a court of law, the Company’s current plans are to distribute to its shareholders, in the most cost efficient manner, a substantial majority of any net proceeds.

Obligations Due Upon Collection of Arbitral Award and Sale of Brisas Technical Mining Data

     The Board of Directors (the “Board”) approved a Bonus Pool Plan (“Bonus Plan”) in May 2012, which is intended to reward the participants, including executive officers, employees, directors and consultants, for their past and future contributions including their efforts related to the development of the Brisas Project, execution of the Brisas Arbitration and the collection of an award, if any. The bonus pool under the Bonus Plan will generally be comprised of the gross proceeds collected or the fair value of any consideration realized related to such transactions less applicable taxes times 1% of the first $200 million and 5% thereafter. Participation in the Bonus Plan vests upon the participant’s selection by the Committee of independent directors, subject to voluntary termination of employment or termination for cause. The Company also maintains the Gold Reserve Director and Employee Retention Plan (see Note 9 to the audited consolidated financial statements). Units (“Retention Units”) granted under the plan become fully vested and payable upon: (1) collection of proceeds from the Arbitral Award and/or sale of mining data and the Company agrees to distribute a substantial majority of the proceeds to its shareholders or, (2) the event of a change of control. The Company currently does not accrue a liability for the Bonus or Retention Plan as events required for payment under the Plans have not yet occurred.

     The Company has outstanding contingent value rights (“CVR’s”) which entitles each note holder that participated in the 2012 Restructuring (as defined herein) to receive, net of certain deductions (including income tax calculation and the payment of current obligations of the Company), a pro rata portion of a maximum aggregate amount of 5.468% of the proceeds actually received by the Company with respect to the Brisas Arbitration proceedings or disposition of the technical data related to the development of the Brisas Project that was compiled by the Company (the “Brisas Project Technical Mining Data”). The proceeds, if any, could be cash, commodities, bonds, shares and/or any other consideration received by the Company and if such proceeds are other than cash, the fair market value of such non-cash proceeds, net of any required deductions (e.g., for taxes) will be subject to the CVR’s and will become an obligation of the Company only as the Arbitral Award is collected.

     Included in accounts payable is approximately $2.9 million which represents legal fees deferred during the arbitration but now payable as a result of the Arbitral Award. In addition, the Company is obligated to pay contingent legal fees of approximately $1.7 million due upon the collection of the Award.

FINANCIAL OVERVIEW

     The Company’s overall financial position continues to be influenced by a number of significant historical events: the seizure of the Brisas Project by the Venezu-elan government, legal costs related to obtaining the Arbitral Award and efforts to enforce and collect it, interest expense related to notes payable, the subsequent write-off of the accumulated Brisas Project development costs, impairment of the value of the equipment originally acquired for the Brisas Project and our restructuring of outstanding debt in 2012 and 2014.

     Recent operating results continue to be influenced by expenses associated with the enforcement and collection of the Arbitral Award in various international jurisdictions, interest expense related to our debt, further write-down of Brisas Project equipment, maintaining the Company’s legal and regulatory obligations in good standing and expenses associated with exploration projects including past activities on the La Tortuga project.

     The Company has no commercial production and, as a result, continues to experience losses from operations, a trend the Company expects to continue unless the Company collects, in part or whole, the Arbitral Award and/or acquires and develops a mineral project which results in positive results from operations.

     Historically the Company has financed its operations through the issuance of common stock, other equity securities and debt. The timing of any future investments or transactions if any, and the amounts that may be required cannot be determined at this time and are subject to available cash, the collection, if any, of the Award, sale of remaining Brisas Project related equipment, the timing of the conversion or maturity of the outstanding convertible notes and/or future financings, if any. The Company has only one operating segment, the exploration and development of mineral properties.

     The Company’s efforts to address its longer-term funding requirements may be adversely impacted by financial market conditions, industry conditions, regulatory approvals or other unknown or unpredictable conditions and, as a result, there can be no assurance that additional funding will be available or, if available, offered on acceptable terms. In view of these uncertainties there is substantial doubt about the Company’s ability to continue as a going concern.

     During the second quarter of 2014, the Company extended the maturity date of its $25.3 million Modified Notes from June 29, 2014 to December 31, 2015 and issued $12 million of New Notes also maturing December 31, 2015, net of costs of approximately $1.3 million. The terms of the Agreement were finalized on May 7, 2014. The Modified Notes were amended to be consistent with the terms of the New Notes (as more fully described herein and in Note 11 to the audited consolidated financial statements).

     During the third quarter of 2013, the Company closed a previously agreed to private placement for gross proceeds totaling $5.2 million ($5.0 million net of expenses). The private placement consisted of 1,750,000 units comprised of one Class A common share and one-half of one Class A common share purchase warrant, with each whole warrant exercisable by the holder for a period of two years after its issuance to acquire one Class A common share at a price of $4.00 per share.

     Future financings may be adversely impacted by financial market conditions, industry conditions, regulatory approvals or other unknown or unpredictable conditions and, as a result, there can be no assurance that additional funding will be available or, if available, offered on acceptable terms.

SELECTED ANNUAL INFORMATION
	2014	2013	2012
Other income (loss)	$(7,271,670)	$(176,598)	$9,562,287
Loss from continuing operations	$(24,880,770)	$(15,436,410)	$(10,025,101)
Per share	$(0.33)	$(0.21)	$(0.16)
Total Assets	$19,409,084	$22,756,769	$28,437,052
Total non-current financial liabilities	$2,054,491	$25,011,149	$21,037,945
Distributions or cash dividends declared per share	–	–	–

Factors that have caused period to period variations are more fully discussed below.

LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 2014, the Company had cash and cash equivalents of approximately $6.4 million which represents an increase from December 31, 2013 of approximately $3.5 million. The net increase was primarily due to proceeds from the issuance of convertible notes offset by cash used by operations. The activities that resulted in the net change in cash are more fully described in the “Operating,” “Investing” and “Financing” Activities sections below.

	2014	Change	2013
Cash and cash equivalents	$6,439,147	$3,463,310	$2,975,837

     As of December 31, 2014, the Company had financial resources including cash, cash equivalents and marketable securities totaling approximately $6.6 million, Brisas Project related equipment which is subject to disposal with an estimated fair value of approximately $12.4 million (See Note 7 to the audited consolidated financial statements) and short-term financial obligations including convertible notes and interest notes of $39.5 million face value and accounts payable and accrued expenses of approximately $3.9 million. Included in accounts payable is approximately $2.9 million which represents legal fees deferred during the arbitration but now payable as a result of the Award. In addition, the Company is obligated to pay contingent legal fees of approximately $1.7 million due upon the collection of the Award. As of the date of this report, the Company had approximately $4.8 million in cash and investments, which are held primarily in U.S. dollar denominated accounts.

     The Company has no revenue producing operations at this time and its working capital position, cash burn rate and debt maturity schedule will require the Company to seek additional sources of funding to ensure the Company’s ability to continue its activities in the normal course. To address its longer-term funding requirements, primarily the convertible notes due in December 2015, the Company is continuing its efforts to dispose of the remaining Brisas Project related assets and pursue a timely and successful collection of the Arbitral Award and sale of the Brisas Project Technical Mining Data. The Company may also initiate other debt and equity funding alternatives that may be available.

Operating Activities

     Cash flow used by operating activities for the years ended December 31, 2014, 2013 and 2012 was approximately $7.2 million, $11.0 million and $13.2 million, respectively. Cash flow used by operating activities consists of net operating losses (the components of which are more fully discussed below) adjusted for certain non-cash income and expense items primarily related to accretion of convertible notes, write-down of property, plant and equipment, settlement of debt, stock options and common shares issued in lieu of cash and certain non-cash changes in working capital.

     Cash flow used by operating activities during the year ended December 31, 2014 decreased from the prior comparable period generally due to interest payments made in the form of notes partially offset by an increase in corporate general and administrative expense as a result of costs associated with the restructuring of convertible notes.

Investing Activities
	2014	Change	2013	Change	2012
Net proceeds from sale of
marketable securities	$–	$(8,461)	$8,461	$(5,184)	$13,645
Purchase of property, plant
and equipment	(150,000)	(21,715)	(128,285)	30,853	(159,138)
Proceeds from sale
of equipment	69,433	69,433	–	(277,965)	277,965
	$(80,567)	$39,257	$(119,824)	$(252,296)	$132,472

     the years ended December 31, 2014 and 2013, the Company paid $150,000 and $125,000, respectively with the terms of its option agreement related to the La Tortuga property. In August 2014, the Company its option agreement and wrote-off $0.4 million in option payments previously capitalized, which included payments noted above (See Note 7 to the audited consolidated financial statements). In the fourth quarter the Company sold some minor Brisas Project related equipment for approximately $69,000. As of December the Company held approximately $12.4 million of Brisas equipment intended for future sale.

Financing Activities
	2014	Change	2013	Change	2012
Net proceeds from
the issuance of notes	$11,700,000	$11,700,000	$–	$–	$–
Settlement of convertible notes	(4,000)	(4,000)	–	33,787,500	(33,787,500)
Restructuring fees	(1,016,488)	(1,016,488)	–	2,585,119	(2,585,119)
Issuance of common shares	100,100	(5,600,099)	5,700,199	5,618,274	81,925
	$10,779,612	$5,079,413	$5,700,199	$41,990,893	$(36,290,694)

     During the second quarter of 2014, the Company extended the maturity date of its $25.3 million Modified Notes from June 29, 2014 to December 31, 2015 and issued $12 million face value of New Notes also maturing December 31, 2015. The Modified Notes were amended to be consistent with the terms of the New Notes.

     The New Notes and the Modified Notes (as amended from the date of closing) (the “Notes”) bear interest at 11% per year, which will be paid quarterly by issuance of a note (Interest Notes) and be payable in cash upon maturity on December 31, 2015. Subject to certain conditions, the outstanding principal may be converted into Class A common shares of the Company, redeemed or repurchased prior to maturity. The Notes mature on December 31, 2015 and are convertible, at the option of the holder, into 285.71 shares of Class A common shares per $1,000 (equivalent to a conversion price of $3.50 per common share) at any time upon prior written notice to the Company. The Company paid, in the case of the New Notes, a fee of approximately $0.3 million or 2.5% of the principal in the form of an original issue discount and in the case of the Modified Notes, a cash extension fee of approximately $0.6 million or 2.5% of the principal. (See Note 11 to the audited consolidated financial statements).

     Net proceeds from the issuance of common shares during the year ended December 31, 2014 relate to the exercise of employee stock options. In 2013, the Company completed a $5.0 million private placement financing and also received $0.6 million from the exercise of employee stock options. Funds provided or used by financing activities in 2012 primarily resulted from the redemption and restructuring of convertible notes inclusive of restructuring fees.

Contractual Obligations

     The following table sets forth information on the Company’s material contractual obligation payments for the periods indicated as of December 31, 2014 (For further details see “Financing Activities” above and Note 11 to the audited consolidated financial statements):

		Payments due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Convertible Notes(1)(2)	$38,350,000	$37,308,000	$–	$–	$1,042,000
Interest Notes(2)	6,754,086	6,754,086	–	–	–
Interest	429,825	57,310	114,620	114,620	143,275
	$45,533,911	$44,119,396	$114,620	$114,620	$1,185,275

1	Includes $37,308,000 principal amount of 11% convertible notes due December 31, 2015 and $1,042,000 principal amount of 5.50% convertible notes due June 15, 2022. Subject to certain conditions, the notes may be converted into Class A common shares of the Company, redeemed or repurchased. The amounts shown above include the interest and principal payments due unless the notes are converted, redeemed or repurchased prior to their due date (See Note 11 to the audited consolidated financial statements).
The convertible notes consist of $25,308,000 of notes issued in 2012 pursuant to the 2012 Restructuring and subsequently extended and amended pursuant to the 2014 Restructuring (the “Modified Notes”); $12,000,000 of notes issued in 2014 pursuant to the 2014 Restructuring (the “New Notes”) and $1,042,000 of notes originally issued in May 2007 and still outstanding (the “Old Notes”). Interest Notes consist of interest at 11% per year due on the Modified Notes and the New Notes which is accrued and paid quarterly in the form of a note which is payable in cash at maturity.
The 2012 Restructuring refers to the exchange by the Company and the holders of $102.3 million of Old Notes for $33.8 million cash, 12,412,501 Class A common shares, modified notes with a face value of $25.3 million (“Modified Notes”) and contingent value rights (“CVR’s”) totaling 5.468% of any future proceeds, net of certain deductions.

The 2014 Restructuring refers to the extension of the maturity date of the $25.3 million Modified Notes from June 29, 2014 to December 31, 2015, the issuance of $12 million of New Notes also maturing December 31, 2015. The interest paid on the Modified Notes was increased to 11% from 5.5% to be consistent with the interest paid on the New Notes.
2	The amount recorded as convertible notes and interest notes in the consolidated balance sheet as of December 31, 2014 is comprised of $34.4 million carrying value of Modified Notes, New Notes and Interest Notes (all due on December 31, 2015) issued pursuant to the 2014 Restructuring and $1.0 million of Old Notes (due June 15, 2022) held by other note holders who declined to participate in the 2012 Restructuring. The carrying value of notes will be accreted to face value using the effective interest rate method over the expected life of the notes with the resulting charge recorded as interest expense.

RESULTS OF OPERATIONS

Summary

     Consolidated other income (loss), total expenses and net loss for the three years ended December 31, 2014 were as follows:

	2014	Change	2013	Change	2012
Other Income (Loss)	$(7,271,670)	$(7,095,072)	$(176,598)	$(9,738,885)	$9,562,287
Total Expenses	(17,609,100)	(2,349,288)	(15,259,812)	4,327,576	(19,587,388)
Net Loss	$(24,880,770)	$(9,444,360)	$(15,436,410)	$(5,411,309)	$(10,025,101)
Net loss per share	$(0.33)		$(0.21)		$(0.16)

Other Income (Loss)

The Company has no commercial production and, as a result, other income (loss) from period to period is due to one-time or otherwise variable sources of income.

	2014	Change	2013	Change	2012
Interest	$737	$(409)	$1,146	$(14,581)	$15,727
Litigation settlement	–	–	–	(1,891,035)	1,891,035
Gain (loss) on sale of
marketable securities	–	4,039	(4,039)	(11,412)	7,373
Loss on impairment of
marketable securities	(162,479)	15,771	(178,250)	255,723	(433,973)
Gain (loss) on sale
of equipment	(11,350)	(11,350)	–	(97,965)	97,965
Write-down of
property & equipment	(6,921,531)	(6,921,531)	–	71,166	(71,166)
Gain (loss) on
settlement of debt	(161,292)	(161,632)	340	(8,088,755)	8,089,095
Foreign currency gain (loss)	(15,755)	(19,960)	4,205	37,974	(33,769)
	$(7,271,670)	$(7,095,072)	$(176,598)	$(9,738,885)	$9,562,287

     In 2014, the write-down of property and equipment is a result of management’s estimate of a decrease in the net realizable value of certain equipment originally purchased for the Brisas Project as well as management’s decision to terminate the agreement with Soltoro in which the Company had made a $0.425 million investment in the La Tortuga property. Additionally in 2014, the loss increased over the prior period due to the loss on settlement of debt which was related to the remaining unamortized discount on convertible notes prior to the restructuring (See Note 11 to the audited consolidated financial statements). The gain in 2012 primarily consists of the effects of the gain on settlement of debt (net of expenses) and litigation settlement offset by the loss on impairment of marketable securities.

Expenses

     Corporate general and administrative, exploration and legal and accounting expenses increased approximately $0.4 million during the year ended December 31, 2014 compared to the same period in 2013 and decreased approximately $4.5 million during the year ended December 31, 2013 compared to the same period in 2012.

     The net increase in 2014 compared to 2013, as it relates to corporate general and administrative, was primarily due to costs associated with the restructuring of convertible notes in the second quarter of 2014. The decrease in exploration expense in 2014 is attributable to a decrease in activities on the La Tortuga property and the increase in legal and accounting expense is primarily attributable to fees incurred for corporate and tax planning activities as well as regulatory obligations arising from the extension of the debt and issuance of additional equity. The net decrease in 2013 compared to 2012 in corporate general and administrative expense was primarily a result of decreases in non-cash charges associated with the previous issuance of stock-based compensation and cash-based reductions related to both the number of personnel and compensation related items, fees associated with consultants and other discretionary costs and, in the case of exploration and legal and accounting, primarily attributable to an increase in activities associated with the Tortuga Project and a decrease in fees associated with corporate and tax planning activities, respectively.

     Venezuelan operations, arbitration, equipment holding and interest expense on a net basis increased approximately $2 million during the year ended December 31, 2014 compared to the same period in 2013 and increased approximately $0.1 million during the year ended December 31, 2013 compared to the same period in 2012.

     Arbitration expense in 2014 increased by $0.3 million from 2013 due to $3.4 million of legal fees previously deferred and now due as a result of the issuance of the September 22, 2014 Arbitral Award. These costs were partially offset in the same period as a result of a decrease in financial and technical expert fees associated with the arbitration proceedings.

     The increase in interest expense is related to an increase in accretion of convertible notes as well as additional interest on the new convertible notes issued in the second quarter of 2014. The net increase in 2013 compared to 2012, as it relates to arbitration, was primarily a result of an order by the Tribunal for an additional oral hearing and the preparation of a post hearing brief associated with the oral hearing and, in the case of Venezuelan operations and equipment holding costs, the decrease is attributable to a winding down of activities to nominal levels and reduced maintenance related costs, respectively.

			2014	Change	2013	Change		2012
Corporate general
and administrative		$3,555,937		$442,617	$3,113,320	$(3,670,903	) $	6,784,223
Exploration			883,739	(232,600)	1,116,339	176,217		940,122
Legal and accounting			666,241	153,897	512,344	(978,372)		1,490,716
		5,105,917		363,914	4,742,003	(4,473,058)		9,215,061

Venezuelan operations			185,543	(10,653)	196,196	(390,760)		586,956
Arbitration		4,267,230		284,794	3,982,436	565,707		3,416,729
Equipment holding costs			864,173	(49,740)	913,913	(123,687)		1,037,600
Interest expense		7,186,237		1,760,973	5,425,264		94,222	5,331,042
		12,503,183		1,985,374	10,517,809	145,482 10,372,327

Total expenses for the period		$17,609,100		$2,349,288	$15,259,812	$(4,327,576) $ 19,587,388

SUMMARY OF QUARTERLY RESULTS

Quarter ended	12/31/14	9/30/14	6/30/14	3/31/14	12/31/13	9/30/13	6/30/13	3/31/13
Other Income (loss) $ (7,099,515)		$(3,967)	$(162,556)	$(5,632)	$(104,405)	$(78,304) $(23,123)		$29,234
Net loss
before tax	(10,616,891)	(7,102,929)	(4,347,337)	(2,813,613)	(4,273,836)	(3,835,911) (4,119,566) (3,207,097)
Per share	(0.14)	(0.09)	(0.06)	(0.04)	(0.06)	(0.05)	(0.06)	(0.04)
Fully diluted	(0.14)	(0.09)	(0.06)	(0.04)	(0.06)	(0.05)	(0.06)	(0.04)
Net loss	(10,616,891)	(7,102,929)	(4,347,337)	(2,813,613)	(4,273,836)	(3,835,911) (4,119,566) (3,207,097)
Per share	(0.14)	(0.09)	(0.06)	(0.04)	(0.06)	(0.05)	(0.06)	(0.04)
Fully diluted	(0.14)	(0.09)	(0.06)	(0.04)	(0.06)	(0.05)	(0.06)	(0.04)

     Other income (loss) in the fourth quarter of 2014 was primarily due to write-down of property and equipment and loss on impairment of marketable securities. In the second quarter of 2014 the loss was related to loss on debt restructuring due to the remaining unamortized discount on convertible notes prior to the restructuring. Other income (loss) during 2013 and the first and third quarters of 2014 consisted of foreign currency gains (losses), losses on marketable securities and interest income.

     Net loss increased in the fourth quarter of 2014 due to a write-down of property and equipment. In the third quarter of 2014 the loss increase was related to $3.4 million in legal fees payable as a result of the Award. The increase in net loss during the second quarter of 2014 was primarily due to the restructuring of convertible notes and the write-off of mineral property. The decrease in net loss during the first quarter of 2014 was primarily due to decreases in arbitration expense and non-cash compensation expense. The increase in net loss in the fourth quarter of 2013 was related to costs associated with the arbitration oral hearing. Net loss in the third quarter of 2013 decreased mainly as a result of a decrease in non-cash compensation. The increase in net loss during the second quarter of 2013 was primarily due to an increase in arbitration costs.

OFF-BALANCE SHEET ARRANGEMENTS

     The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

TRANSACTIONS WITH RELATED PARTIES

     During the second quarter of 2014, the Company extended the maturity date of its $25.3 million aggregate principal amount of Modified Notes from June 29, 2014 to December 31, 2015 and issued $12 million aggregate principal amount of New Notes also maturing December 31, 2015, net of costs of approximately $1.3 million. $19.2 million of the Modified Notes and $8 million of the New Notes were issued to affiliated funds which exercised control or direction over more than 10% of the Company’s common shares prior to the transactions and as a result, those portions of the transactions were considered to be related party transactions. (See Note 11 to the audited consolidated financial statements).

     During the third quarter of 2013, the Company closed a previously agreed to private placement for gross proceeds totaling $5.25 million ($5.0 million net of expenses). The private placement consisted of 1,750,000 units comprised of one Class A common share and one-half of one Class A common share purchase warrant, with each whole warrant exercisable by the holder for a period of two years after its issuance to acquire one Class A common share at a price of $4.00 per share. An aggregate 1.5 million units were issued to affiliated funds which exercised control or direction over more than 10% of the Company’s common shares prior to the private placement and as a result, this portion of the private placement was considered to be a related party transaction.

CRITICAL ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Critical accounting estimates used in the preparation of the audited consolidated financial statements include the:

  assessments of the recoverability and carrying value of the Brisas Project related equipment, the realizable value of which may be different than management’s current estimate;
  determination of the fair value of the Company’s convertible notes which are accreted to their face value at maturity using the effective interest rate method over the expected life of the notes, with the resulting charge recorded as interest expense;
  use of the fair value method of accounting for stock options which is computed using the Black- Scholes method which utilizes estimates that affect the amounts ultimately recorded as stock based compensation;
  preparation of tax filings in a number of juris- dictions requires considerable judgment and the use of assumptions. Accordingly, the amounts reported could vary in the future.

     Any current or future operations the Company may have are subject to the effects of changes in legal, tax and regulatory regimes, political, labor and economic developments, social and political unrest, currency and exchange controls, import/ export restrictions and government bureaucracy in the countries in which it operates.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

     In June 2014, the FASB issued Accounting Standards Update 2014-10 which removes all incremental financial reporting obligations which were previously required for development stage enterprises under ASC 915. The Company adopted the amendments in this update effective with the reporting period ended June 30, 2014 and as a result no longer reports inception-to-date information and certain other disclosures.

     In April 2014, the FASB issued Accounting Standards update 2014-08 which changes the criteria for reporting discontinued operations and adds new disclosure requirements for discontinued operations and individually significant components of an entity that are disposed of or classified as held for sale but do not meet the definition of a discontinued operation. This update is effective for reporting periods beginning after December 15, 2014 and is not expected to have a significant impact on the Company’s financial statements.

     In August 2014, the FASB issued Accounting Standards update 2014-15 which provides guidance in GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. This update is effective for the Company commencing with the annual period ending after December 15, 2016. The Company is still in the process of evaluating the impact of this standard.

DISCLOSURE OF OUTSTANDING

SHARE DATA

Class A Common Shares

     The Company is authorized to issue an unlimited number of Class A common shares without par value of which 76,077,547 Class A common shares were issued as at the date hereof. Shareholders are entitled to receive notice of and attend all meetings of shareholders with each Class A common share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. Shareholders are entitled to dividends if, as and when declared by the Board. Shareholders are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets of the Company available for distribution to shareholders.

Equity Units

     In February 1999, Gold Reserve Corporation became a subsidiary of the Company, the successor issuer. Generally, each shareholder of Gold Reserve Corporation received one Class A common share of the Company for each common share owned in Gold Reserve Corporation. For tax reasons, certain U.S. holders elected to receive Equity Units in lieu of Class A common shares. An Equity Unit comprises one Class B common share of the Company and one Gold Reserve Corporation Class B common share, and is substantially equivalent to a Class A common share and is generally immediately convertible into Class A common shares. Equity Units are not listed for trading on any stock exchange, but subject to compliance with applicable federal, provincial and state securities laws, may be transferred. As of December 31, 2014, 100 equity units remained outstanding.

Preferred Shares

     The Company is authorized, subject to the limitations prescribed by law and the Company’s articles of incorporation, from time to time, to issue an unlimited number of serial preferred shares; and to determine variations, if any, between any series so established as to all matters, including, but not limited to, the rate of dividend and whether dividends shall be cumulative or non-cumulative; the voting power of holders of such series; the rights of such series in the event of the dissolution of the Corporation or upon any distribution of the assets of the Corporation; whether the shares of such series shall be convertible; and such other designations, rights, privileges, and relative participating, optional or other special rights, and such restrictions and conditions thereon as are permitted by law. There are no preferred shares issued or outstanding as of the date hereof.

Share Purchase Warrants

     The Company has issued and outstanding 1,750,000 shares purchase warrants to purchase one-half of one Class A common share (875,000 whole warrants) at a price of $4.00 per share. Each whole warrant, exercisable by the holder for a period of two years after issuance, expires on September 20, 2015.

Equity Incentive Plan

     On June 27, 2012, the shareholders approved the 2012 Equity Incentive Plan (the “2012 Plan”) to replace the Company’s previous equity incentive plans. In 2014, the Board amended and restated the 2012 Plan changing the maximum number of Class A Shares issuable under options granted under the 2012 Plan from a “rolling” 10% of the outstanding Class A Shares to a fixed number of 7,550,000 Class A Shares. As of December 31, 2014 there were 1,834,500 options available for grant. Grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by a committee established pursuant to the 2012 Plan, or in certain cases, by the Board.

Stock options exercisable for Common Shares as of the date herein:

Expiry Date	Exercise Price	Number of Shares
January 3, 2016	$1.82	2,567,500
January 30, 2017	$2.89	1,620,500
June 11, 2018	$3.00	250,000
June 9, 2021	$1.92	950,000
July 25, 2024	$4.02	310,000
March 17, 2020	$3.89	100,000
Total Class A common shares issuable pursuant to stock options		5,798,000

Convertible Notes

The Company has Convertible Notes outstanding as of the date hereof totaling $38,350,000, which is comprised of face value $37,308,000 of notes convertible to Class A common shares under certain circumstances at $3.50 per share and face value $1,042,000 of notes convertible to Class A common shares under certain circumstances at $7.54 per share.

Capital Structure

The following summarizes the share capital structure of the Company as of the date hereof:

Class A Common Shares outstanding	76,077,547
Equity Units outstanding	100
Total shares outstanding	76,077,647

Shares issuable pursuant to the 2012 Equity Incentive Plan	5,798,000
Shares issuable pursuant to share purchase warrants	875,000
Shares issuable pursuant to the Convertible Notes	10,797,625
Total shares outstanding, fully diluted	93,548,272

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

     The information presented or incorporated by reference herein contains both historical information and “forward-looking statements” within the meaning of the relevant sections of Section 27A and Section 21E of the Exchange Act, and “forward-looking information” within the meaning of applicable Canadian securities laws, that state the Company’s intentions, hopes, beliefs, expectations or predictions for the future. Forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”.

     In this Management’s Discussion and Analysis, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic, legal and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein and many of which are outside its control.

     Some of the material factors or assumptions used to develop forward-looking statements include, without limitation; the uncertainties associated with: the timing of the enforcement and collection of the amounts awarded (including pre and post award interest and legal costs) (the “Arbitral Award”) by the International Center for Settlement of Investment Disputes (the “ICSID”) for the losses caused by Venezuela violating the terms of the treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments (the “Canada-Venezuela BIT”) related to the Brisas Project (the “Brisas Arbitration”), actions and/or responses by the Venezuelan government to the Company’s collection efforts related to the Brisas Arbitration, economic and industry conditions influencing the sale of the Brisas Project related equipment, and conditions or events impacting the Company’s ability to fund its operations and/or service its debt.

     Forward-looking statements involve risks and uncertainties, as well as assumptions, including those set out herein, that may never materialize or may prove incorrect or materialize other than as currently contemplated which could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements. The words “believe,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “may,” “could” and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to provide any assurances as to future results.

     Numerous factors could cause actual results to differ materially from those described in the forward-looking statements, including without limitation:

  the timing of the enforcement and collection of the Arbitral Award (as defined herein), if at all;
  the costs associated with the enforcement and collection of the Arbitral Award and the complexity and uncertainty of varied legal processes in various international jurisdictions;
  the Company’s current liquidity and capital re- sources and access to additional funding in the future when required;
  continued servicing or restructuring of the Com- pany’s outstanding notes or other obligations as they come due;
  shareholder dilution resulting from restructuring or refinancing the Company’s outstanding notes and current accounts payable relating to the Com- pany’s legal fees;

  shareholder dilution resulting from the conver- sion of our outstanding notes in part or in whole to equity;
  shareholder dilution resulting from the sale of additional equity;
  value realized from the disposition of the re- maining Brisas Project related assets, if any;
  value realized from the disposition of the Brisas Project Technical Mining Data (as defined herein), if any;
  prospects for exploration and development of other mining projects by the Company;
  ability to maintain continued listing on the TSX Venture Exchange or continued trading on the OTCQB;
  corruption, uncertain legal enforcement and political and social instability;
  currency, metal prices and metal production volatility;
  adverse U.S. and/or Canadian tax consequences;
  abilities and continued participation of certain key employees; and
  risks normally incident to the exploration, devel- opment and operation of mining properties.

     This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. See “Risk Factors” for additional risk factors that could cause results to differ materially from forward-looking statements.

     Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in the Company’s affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents periodically filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) or other securities regulators or documents presented on the Company’s website. Forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to the Company’s disclosure obligations under applicable U.S. and Canadian securities regulations. Investors are urged to read the Company’s filings with U.S. and Canadian securities regulatory agencies, which can be viewed online at www.sec.gov and www.sedar.com, respectively.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

     The accompanying audited consolidated financial statements of the Company were prepared by management in accordance with accounting principles generally accepted in the United States, consistently applied and within the framework of the summary of significant accounting policies contained therein. Management is responsible for all information in the accompanying audited consolidated financial statements.

     The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with accounting principles generally accepted in the U.S.Ê Internal control over financial reporting includes:

  maintaining records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
  providing reasonable assurance that transactions are recorded as necessary for preparation of the Company’s financial statements in accordance with generally accepted accounting principles;
  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of the executive officers of the Company; and
  providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s financial statements would be prevented or detected on a timely basis.Ê

     Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the Company’s financial statements would be prevented or detected.

     Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014 based on the framework established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

     Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2014.

     The effectiveness of internal control over financial reporting as of DecemberÊ31, 2014 has been audited by the Company’s independent auditors, PricewaterhouseCoopersÊLLP (“PwC”), a registered public accounting firm, as stated in their audit report, which is dated April 24, 2015 and included below.

/s/ Rockne J. Timm
Chief Executive Officer
April 24, 2015

/s/ Robert A. McGuinness
Vice President-Finance and CFO
April 24, 2015

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Gold Reserve Inc.

     We have completed integrated audits of Gold Reserve Inc.’s (the Company) December 31, 2014, 2013 and 2012 consolidated financial statements and its internal control over financial reporting as at December 31, 2014. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements

     We have audited the accompanying consolidated financial statements of Gold Reserve Inc., which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013 and the consolidated statements of operations, comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2014, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

     Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

     Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

     An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

     We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

     In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Gold Reserve Inc. as at December 31, 2014 and December 31, 2013 and results of its operations and its cash flows for each of the three years in the period ended December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of matter

     Without qualifying our opinion, we draw attention to Note 1 to the consolidated financial statements, which describes the existence of a material uncertainty that raises substantial doubt about the company’s ability to continue as a going concern.

Report on internal control over financial reporting

     We have also audited Gold Reserve Inc.’s internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control

- Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

     Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Controls over Financial Reporting.

Auditor’s responsibility

     Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

     An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

     We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting

     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i)Êpertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

     In our opinion, Gold Reserve Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by COSO.

s/PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
April 24, 2015

GOLD RESERVE INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2014 and 2013
(Expressed in U.S. dollars)

					2014	2013
ASSETS
Current Assets:
Cash and cash equivalents (Note 4)					$6,439,147	$2,975,837
Marketable securities (Notes 5 and 6)					175,541	318,442
Deposits, advances and other					353,742	159,194
Total current assets					6,968,430	3,453,473

Property, plant and equipment, net (Note 7)					12,440,654	19,303,296
Total assets					$19,409,084	$22,756,769

LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses (Note 3)					$3,928,608	$615,273
Accrued interest					2,388	64,262
Convertible notes and interest notes (Note 11)					34,400,030	–
Total current liabilities					38,331,026	679,535

Convertible notes (Note 11)					1,042,000	23,998,658
Other (Note 11)					1,012,491	1,012,491
Total liabilities					40,385,517	25,690,684

SHAREHOLDERS’ EQUITY
Serial preferred stock, without par value
Authorized:	Unlimited
Issued:	None
Common shares and equity units					289,326,172	289,149,413
Class A common shares, without par value
Authorized:	Unlimited
Issued and outstanding:	2014	76,077,547	2013	75,522,411
Equity Units
Issued and outstanding:	2014	100	2013	500,236
Contributed Surplus (Note 11)					11,682,644	5,171,603
Warrants					543,915	543,915
Stock options (Note 9)					19,980,099	19,849,225
Accumulated deficit					(342,526,267)	(317,645,497)
Accumulated other comprehensive income (loss)					17,004	(2,574)
Total shareholders’ deficit					(20,976,433)	(2,933,915)
Total liabilities and shareholders’ equity					$19,409,084	$22,756,769

Going Concern (Note 1)
The accompanying notes are an integral part of the audited consolidated financial statements.

Approved by the Board of Directors:
/s/ Patrick D. McChesney					/s/ James P. Geyer

GOLD RESERVE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in U.S. dollars)
For the Years Ended December 31,
	2014	2013	2012
OTHER INCOME (LOSS)
Interest income	$737	$1,146	$15,727
Litigation settlement	–	–	1,891,035
Gain (loss) on sale of marketable securities	–	(4,039)	7,373
Loss on impairment of marketable securities	(162,479)	(178,250)	(433,973)
Gain (loss) on sale of equipment	(11,350)	–	97,965
Write-down of property, plant and equipment (Note 7)	(6,921,531)	–	(71,166)
Gain (loss) on settlement of debt	(161,292)	340	8,089,095
Foreign currency gain (loss)	(15,755)	4,205	(33,769)
	(7,271,670)	(176,598)	9,562,287

EXPENSES
Corporate general and administrative	3,555,937	3,113,320	6,784,223
Exploration	883,739	1,116,339	940,122
Legal and accounting	666,241	512,344	1,490,716
Venezuelan operations	185,543	196,196	586,956
Arbitration (Note 3)	4,267,230	3,982,436	3,416,729
Equipment holding costs	864,173	913,913	1,037,600
Interest expense	7,186,237	5,425,264	5,331,042
	17,609,100	15,259,812	19,587,388

Net loss for the period	$(24,880,770)	$(15,436,410)	$(10,025,101)

Net loss per share, basic and diluted	$(0.33)	$(0.21)	$(0.16)
Weighted average common shares outstanding	76,061,770	74,255,484	61,377,173

GOLD RESERVE INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in U.S. dollars)

	2014	2013	2012

Net loss for the period	$(24,880,770)	$(15,436,410)	$(10,025,101)
Other comprehensive income (loss), net of tax:
Items that may be reclassified subsequently to the
consolidated statement of operations:
Unrealized loss on marketable securities	(142,901)	(396,546)	(256,659)
Realized (gain) loss included in net loss	–	4,039	(7,373)
Impairment of marketable securities	162,479	178,250	433,973
Other comprehensive income (loss)	19,578	(214,257)	169,941
Comprehensive loss for the period	$(24,861,192)	$(15,650,667)	$(9,855,160)

The accompanying notes are an integral part of the audited consolidated financial statements.

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2014, 2013 and 2012

(Expressed in U.S. dollars)

								Accumulated
								Other
	Common Shares and Equity Units			Contributed		Stock	Accumulated	Comprehensive
	Common Shares	Equity Units	Amount	Surplus	Warrants	Options	Deficit	income (loss)

Balance, December 31, 2011	59,043,972	500,236	$244,023,265	$5,171,603	$–	$17,143,278	$(292,183,986)	$41,742
Net loss							(10,025,101)
Other comprehensive income								169,941
Stock option compensation						2,682,742
Fair value of options exercised			63,137			(63,137)
Common shares issued for:
Convertible notes restructure	12,412,501		37,185,877
Option exercises	52,500		81,925
Services	702,500		2,128,575
Balance, December 31, 2012	72,211,473	500,236	283,482,779	5,171,603	–	19,762,883	(302,209,087)	211,683
Net loss							(15,436,410)
Other comprehensive loss								(214,257)
Stock option compensation						594,517
Fair value of options exercised			508,175			(508,175)
Fair value of warrants issued					543,915
Common shares issued for:
Private placement	1,750,000		4,478,566
Option exercises	1,560,188		677,718
Debt settlement	750		2,175
Balance, December 31, 2013	75,522,411	500,236	289,149,413	5,171,603	543,915	19,849,225	(317,645,497)	(2,574)
Net loss							(24,880,770)
Other comprehensive income								19,578
Stock option compensation						207,533
Fair value of options exercised			76,659			(76,659)
Equity Units converted to shares	500,136	(500,136)
Equity component – convertible notes				6,511,041
Common shares issued for:
Option exercises	55,000		100,100
Balance, December 31, 2014	76,077,547	100	$289,326,172	$11,682,644	$543,915	$19,980,099	$(342,526,267)	$17,004

The accompanying notes are an integral part of the audited consolidated financial statements.

GOLD RESERVE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars)

	For the Years Ended December 31,
	2014	2013	2012
Cash Flows from Operating Activities:

Net loss for the period	$(24,880,770)	$(15,436,410)	$(10,025,101)
Adjustments to reconcile net loss to net cash
used in operating activities:
Stock option compensation	207,533	594,517	2,682,742
Depreciation	10,328	15,781	22,806
Loss (gain) on settlement of debt	161,292	(340)	(8,089,095)
Loss (gain) on sale of equipment	11,350	–	(97,965)
Write-down of property, plant and equipment	6,921,531	–	71,166
Accretion of convertible notes	6,481,609	3,975,719	852,045
Restructure fees included in financing activities	632,000	–	–
Securities received in settlement of litigation	–	–	(101,482)
Net (gain) loss on sale of marketable securities	–	4,039	(7,373)
Impairment of marketable securities	162,479	178,250	433,973
Shares issued for compensation	–	5,827	2,125,815
Changes in non-cash working capital:
Net (increase) decrease in deposits and advances	(194,548)	10,272	22,269
Net increase (decrease) in accounts payable and accrued expenses	3,251,461	(299,711)	(1,061,430)
Net cash used in operating activities	(7,235,735)	(10,952,056)	(13,171,630)

Cash Flows from Investing Activities:

Proceeds from disposition of marketable securities	–	8,461	13,645
Purchase of property, plant and equipment	(150,000)	(128,285)	(159,138)
Proceeds from sales of equipment	69,433	–	277,965
Net cash provided by (used in) investing activities	(80,567)	(119,824)	132,472

Cash Flows from Financing Activities:

Net proceeds from the issuance of convertible notes	11,700,000	–	–
Net proceeds from the issuance of common shares and warrants	100,100	5,700,199	81,925
Restructure fees	(1,016,488)	–	(2,585,119)
Settlement of convertible notes	(4,000)	–	(33,787,500)
Net cash provided by (used in) financing activities	10,779,612	5,700,199	(36,290,694)

Change in Cash and Cash Equivalents:

Net increase (decrease) in cash and cash equivalents	3,463,310	(5,371,681)	(49,329,852)
Cash and cash equivalents - beginning of period	2,975,837	8,347,518	57,677,370
Cash and cash equivalents - end of period	$6,439,147	$2,975,837	$8,347,518

Supplemental Cash Flow Information:

Cash paid for interest	$766,502	$1,449,553	$4,680,513

The accompanying notes are an integral part of the audited consolidated financial statements.

Note 1. The Company and Significant Accounting Policies:

     The Company. Gold Reserve Inc. (the “Company”) is engaged in the business of acquiring, exploring and developing mining projects. The Company is an exploration stage company incorporated in 1998 under the laws of the Yukon Territory, Canada and continued to Alberta, Canada in September 2014. The Company is the successor issuer to Gold Reserve Corporation which was incorporated in 1956. All amounts shown herein are expressed in U.S. dollars unless otherwise noted.

     In February 1999 each Gold Reserve Corporation shareholder exchanged its shares for an equal number of Gold Reserve Inc. Class A common shares except in the case of certain U.S. holders who for tax reasons elected to receive equity units which are comprised of one Gold Reserve Inc. Class B common share and one Gold Reserve Corporation Class B common share and substantially equivalent to a Class A common share. As of December 31, 2014, 100 equity units remained outstanding.

     Going Concern. As of December 31, 2014, the Company had financial resources comprised of cash, cash equivalents and marketable securities totaling approximately $6.6 million and Brisas Project related equipment, which is being marketed for sale, with an estimated fair value of approximately $12.4 million (See Note 7, Property, Plant and Equipment). The Company’s current financial liabilities included notes of $39.5 million (face value) which mature December 31, 2015 and accounts payable and accrued expenses due in the normal course of approximately $3.9 million.

     The Company has no revenue producing operations at this time and its working capital position, cash burn rate and debt maturity schedule may require that the

Company seek additional sources of funding to ensure the Company’s ability to continue its activities in the normal course. To address its longer-term funding requirements, primarily the convertible notes due in December 2015, the Company expects to raise additional funds through its continuing efforts to dispose of the remaining Brisas Project related assets, timely collection of the Arbitral Award (as defined herein) or through debt and equity funding alternatives.

     The Company’s efforts to address its longer-term funding requirements may be adversely impacted by financial market conditions, industry conditions, regulatory approvals or other unknown or unpredictable conditions and, as a result, there can be no assurance that additional funding will be available or, if available, offered on acceptable terms. In view of these uncertainties there is substantial doubt about the Company’s ability to continue as a going concern.

     These financial statements do not reflect potentially material adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations.

     Basis of Presentation and Principles of Consolidation. These audited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The statements include the accounts of the Company, Gold Reserve Corporation, four Venezuelan subsidiaries, a Mexican subsidiary and four other subsidiaries which were formed to hold the Company’s interest in its foreign subsidiaries or for future transactions. All subsidiaries are wholly owned. All intercompany accounts and transactions have been eliminated on consolidation. The Company’s policy is to consolidate those subsidiaries where control exists.

     Cash and Cash Equivalents. The Company considers short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. The cost of these investments approximates fair value. The Company manages the exposure of its cash and cash equivalents to credit risk by diversifying its holdings into major Canadian and U.S. financial institutions.

Exploration and Development Costs.

Exploration costs incurred in locating areas of potential mineralization or evaluating properties or working interests with specific areas of potential mineralization are expensed as incurred. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized exploration costs under property, plant and equipment. Property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs would be amortized based on the estimated proven and probable reserves benefited. Properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

     Property, Plant and Equipment. Included in property, plant and equipment is certain equipment which was originally purchased for the Brisas Project at a cost of approximately $29 million. The carrying value of this equipment has been adjusted to its estimated fair value of $12.4 million and it is not being depreciated. The recoverable value of this equipment may be different than management’s current estimate.

     The Company has additional property, plant and equipment which are recorded at the lower of cost less accumulated depreciation or estimated net realizable value. Replacements and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Depreciation is provided using straight-line and accelerated methods over the lesser of the useful life or lease term of the related asset.

     Impairment of Long Lived Assets. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized and the asset is written down to fair value. Fair value is generally determined by discounting estimated cash flows, using quoted market prices where available or making estimates based on the best information available.

     Foreign Currency. The U.S. dollar is the Company’s (and its foreign subsidiaries’) functional currency. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates and revenue and expense items are translated at average exchange rates during the reporting period, except for depreciation which is translated at historical rates. Translation gains and losses are included in the statement of operations.

     Stock Based Compensation. The Company maintains the 2012 Equity Incentive Plan (the “2012 Plan”) which provides for the grant of stock options to purchase Class A common shares of the Company. The Company uses the fair value method of accounting for stock options. The fair value of options granted to employees is computed using the Black-Scholes method as described in Note 9 and is expensed over the vesting period of the option. For non-employees, the fair value of stock based compensation is recorded as an expense over the vesting period or upon completion of performance. Consideration paid for shares on exercise of share options, in addition to the fair value attributable to stock options granted, is credited to capital stock. The Company also maintains the Gold Reserve Director and Employee Retention Plan. Each Unit granted under the Retention Plan to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A common Share (1) on the date the Unit was granted or (2) on the date any such participant becomes entitled to payment, whichever is greater. The Company will not accrue a liability for these units until and unless events required for vesting of the units occur. Stock options and Units granted under the respective plans become fully vested and exercisable and/or payable upon a change of control.

     Income Taxes. The Company uses the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those amounts reported in the financial statements. The deferred tax assets or liabilities are calculated using the enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Deferred tax assets are recognized to the extent that they are considered more likely than not to be realized.

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Net Loss Per Share. Net loss per share is computed by dividing net loss by the combined weighted average number of Class A common shares and equity units outstanding during each year. In periods in which a loss is incurred, the effect of potential issuances of shares under options and convertible notes would be anti-dilutive, and therefore basic and diluted losses per share are the same.

     Convertible Notes. Convertible notes are initially recorded at fair value and subsequently measured at amortized cost. The fair value is allocated between the equity and debt component parts based on their respective fair values at the time of issuance and recorded net of transaction costs. The equity portion of the notes is estimated using the residual value method. The fair value of the debt component is accreted to the face value of the notes using the effective interest rate method over the expected life of the notes, with the resulting charge recorded as interest expense.

     Comprehensive Loss. Comprehensive loss includes net loss and other comprehensive income or loss. Other comprehensive loss may include unrealized gains and losses on available-for-sale securities. The Company presents comprehensive loss and its components in the consolidated statements of comprehensive loss.

     Financial Instruments. Marketable equity securities are classified as available for sale with any unrealized gain or loss recorded in other comprehensive income. If a decline in fair value of a security is determined to be other than temporary, an impairment loss is recognized. Cash and cash equivalents, deposits and advances are accounted for at cost which approximates fair value. Accounts payable, convertible notes and interest notes are recorded at amortized cost. Amortized cost of accounts payable approximates fair value.

     Contingent Value Rights. Contingent value rights (“CVR”) are obligations arising from the disposition of a portion of the rights to future proceeds of the Arbitral Award against Venezuela and/or the sale of the Brisas Project Technical Mining Data that was compiled by the Company.

     Warrants. Common share purchase warrants (“Warrants”) issued by the Company entitle the holder to acquire common shares of the company at a specific price within a certain time period. The fair value of warrants issued is calculated using the Black-Scholes method.

Note 2. New Accounting Policies:

Adopted in the year

     In June 2014, the FASB issued Accounting Standards Update 2014-10 which eliminates the concept of a development stage entity from US GAAP and consequently removes all incremental financial reporting obligations which were previously required for development stage enterprises under ASC 915. The Company early adopted the amendments in this update effective with the reporting period ended June 30, 2014 and as a result no longer reports inception-to-date information and certain other disclosures.

     In April 2014, the FASB issued Accounting Standards update 2014-08 which changes the criteria for reporting discontinued operations and adds new disclosure requirements for discontinued operations and individually significant components of an entity that are disposed of or classified as held for sale but do not meet the definition of a discontinued operation. The updated guidance requires an entity to only classify dispositions as discontinued operations due to a major strategic shift or a major effect on an entity’s operations in the financial statements. This update is effective for the Company commencing with the reporting period beginning January 1, 2015. Adoption of these requirements is not expected to have a significant impact on the Company’s financial statements.

Recently issued accounting pronouncements

     In August 2014, the FASB issued Accounting Standards update 2014-15 which provides guidance in GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. This update is effective for the Company commencing with the annual period ending after December 15, 2016. The Company is still in the process of evaluating the impact of this standard.

Note 3. Arbitral Award Against Venezuela Related to the Brisas Project:

     In October 2009, Gold Reserve initiated a claim (the “Brisas Arbitration”) under the Additional Facility Rules of the ICSID of the World Bank to seek compensation for the losses caused by the wrongful actions of Venezuela that terminated the Brisas Project in violation of the terms of the Treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments (the “Canada-Venezuela BIT”). (Gold Reserve Inc. v. Boli-varian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)).

The September 22, 2014 ICSID Arbitral Award

     On September 22, 2014, the ICSID Tribunal unanimously awarded to the Company the Arbitral Award totaling (i) $713 million in damages, plus (ii) pre-award interest from April 2008 through the date of the Award based on the U.S. Government Treasury Bill Rate, compounded annually totaling, as of the date of the Award, approximately $22.3 million and (iii) $5 million for legal costs and expenses, for a total, as of September 22, 2014, of $740.3 million. The Award (less legal costs and expenses) accrues post-award interest at a rate of LIBOR plus 2%, compounded annually, which currently approximates $52,000 per day.

     An ICSID Additional Facility Award is enforceable globally in jurisdictions that allow for the recognition and enforcement of commercial arbitral awards. There exists an international instrument created for the purpose of facilitating such recognition and enforcement, the United Nations Convention for the Recognition and Enforcement of Foreign Arbitral Awards (June 10, 1958), 21 U.S.T. 2517, 330 U.N.T.S. 38 (the “New York Convention”) to which over 150 countries, including the United States, are a party. Under the New York Convention, arbitral awards may be recognized as a judgment of the court and execution may be done by attaching assets belonging to the award debtor.

Payment Demand Letter

     Subsequent to the issuance of the Arbitral Award, Gold Reserve sent a demand letter to Venezuela and commenced efforts to ensure the enforcement and collection of the Award. Shortly thereafter, representatives from Venezuela and the Company met in the first of several meetings to discuss the satisfaction of the Award. No agreement has been reached to-date. Although the Company currently believes that Vene-zuela will ultimately honor its international obligations, there can be no assurances in this regard and management anticipates that Venezuela will make every effort to challenge the validity and/or amount of the Arbitral Award in the near term and vigorously oppose any action the Company may take in the various jurisdictions around the world to effect full enforcement and payment of the Award. Management is pursuing any and all means to ensure timely payment by the government of Venezuela and is fully engaged in executing its strategy to ensure the recognition and collection of the Arbitral Award.

     The Company remains firmly committed to the enforcement and collection of the Arbitral Award including accrued interest in full and will continue to vigorously pursue all available remedies accordingly in every jurisdiction where it perceives that it can draw a benefit that will bring it closer to the collection of the Arbitral Award.

The December 15, 2014 Reconfirmation of Arbitral Award

     The ICSID Additional Facility Arbitration Rules allow only three types of post-award remedies – interpretation (Article 55), correction (Article 56), and supplementary decisions (Article 57). Each of these procedures must be initiated within 45 days of the issuance of an award for any further remedy before the ICSID Tribunal.

     Within the 45 day time period, both Venezuela and the Company filed requests for the ICSID Tribunal to correct what each party identified as “clerical, arithmetical or similar errors” in the Award as is permitted by Article 56 of the arbitration rules of ICSID’s Additional Facility (“Article 56”). While the Company identified what it considered an inadvertent arithmetic error that warranted an increase in the Award of approximately $50 million, Venezuela identified what it contended were significant inadvertent arithmetic errors that it argued supported a reduction of the Award by approximately $361 million (more than 50% of the original Award). On November 13, 2014, the Company and Venezuela submitted replies to each party’s request for corrections of the Award.

     After considering both parties’ submissions the Tribunal, on December 15, 2014, denied both parties’

requests for correction and reaffirmed, in a written decision, the Award originally rendered in favor of Gold Reserve on September 22, 2014 (the “December 15th Decision”). The conclusion of this proceeding marked the end of the Tribunal’s jurisdiction with respect to the Award.

Legal Activities in France

     The Award was issued by a Tribunal constituted pursuant to the arbitration rules of ICSID’s Additional Facility and, by agreement of the parties, the seat of the Tribunal was in Paris. As a consequence, the Award is subject to review by the French courts.

Requests for Annulment

Application for Annulment of the September 22, 2014 ICSID Arbitral Award

     In late October 2014, Venezuela filed an application before the Paris Court of Appeal, declaring its intent to have the September 2014 Award annulled or set aside. This procedure does not permit a review on the merits of the Award, or to re-try the case heard by the Tribunal. Under the applicable rules of procedure, Venezuela had 5 months, or until March 20, 2015, to state its case relating to the annulment or setting aside of the Award, which it did on March 20, 2015.

     According to the schedule established by the Paris Court of Appeal, written pleadings are to be closed by October 15, 2015 and the hearing of Venezuela’s application to annul is to take place on November 3, 2015. At this stage, the Company expects that a judgment on Venezuela’s application will be rendered before the end of the year, although this is a matter over which the Company has no control.

Application for Annulment of the December 15, 2014 Reconfirmation of Arbitral Award

     Venezuela has filed before the Paris Court of Appeal another application to annul an arbitral award, the December 15th Decision of the Tribunal dismissing Venezuela’s motion to correct the Award pursuant to which Venezuela was alleging that through various “clerical, arithmetical or similar errors”, the Tribunal had incorrectly awarded the Company an excess of $361 million in damages (see December 15, 2014 Reconfirmation of Arbitral Award above). The process will be the same as in the annulment proceedings related to the September 22, 2014 Award with the Court establishing a pleading and hearing schedule after Venezuela files its case on or before June 5, 2015.

     The existence of the annulment proceedings of the September 22, 2014 Award, and/or the December 15, 2014 reconfirmation of the Award, does not affect the finality of the Award or its enforceability in the interim.

Petition for Exequatur

     In early November 2014, the Company filed a petition before the Paris Court of Appeal, the same court handling Venezuela’s application for annulment, to obtain an order of exequatur for the recognition of the Company’s Award as a judgment of the Court. Venezuela filed a submission opposing the Company’s request for exequatur and, in the alternative, requested a stay of execution pending the determination of its application for annulment of the Award. On January 8, 2015, the Paris Court of Appeal heard oral submissions by the parties regarding the Company’s petition for exequatur and Venezuela’s request to stay execution.

     On January 29, 2015, the Paris Court of Appeal granted the Company’s petition for exequatur. Moreover, the Court dismissed Venezuela’s request to stay the execution of the Award pending the outcome of its application to annul the Award, holding that none of the grounds alleged by Venezuela (including the lack of jurisdiction of the Tribunal, the violation of international public order, or alleged errors in the calculation of the damages awarded) constituted a sufficient reason to stay the execution of the Award pending the annulment proceedings.

     The exequatur or recognition of the Company’s ICSID Award as a judgement of the Court, granted on January 29, 2015, is not appealable and remains in full force and effect since Venezuela was denied its motion to stay the execution of the Award.

Legal Activities in US District Court for the District of Columbia

     On November 26, 2014 the Company filed, in the US District Court for the District of Columbia (“DDC”), a petition to confirm the Award dated September 22, 2014. Once the Award is confirmed it will be enforceable in the United States as a judgment of the court.

     The initial step for the proceeding was to serve Venezuela with the petition and other related documents. Venezuela avoided service, refused, among other things, to authorize its U.S. counsel to accept service and otherwise contested the validity of service, raising non-meritorious and irrelevant objections to service. As a result of that refusal to accept service, on December 31, 2014, the Company initiated service in accordance with the statutory provision of the

United States Code, and the Hague Convention on the Service Abroad of Judicial and Extrajudicial Documents in Civil or Commercial Matters.Ê

     ÊReceipt of the documents on January 8, 2015, was acknowledged by letter from the Venezuelan Foreign Ministry dated January 26, 2015, but Vene-zuela contested the validity of the service, raising non-meritorious and irrelevant objections to service. Therefore, the Company believed Venezuela was properly served on January 8, 2015 and at the expiry of the 60-day period following the service of the documents, the Company, on March 26, 2015 requested the Clerk of the DDC to enter default against Venezuela, on the basis that the documents had been duly received by the proper recipient of the service process. The Clerk agreed with the position of the Company and entered default on March 27, 2015.ÊTo avoid default, Venezuela after close of business on March 27, 2015, the same day that the default was entered, made a filing opposing the entry of default and requesting that it be set aside.

     Filing by the Company of a response to Venezuela’s opposition and subsequent discussions between the parties led Venezuela to agree, on April 15, 2015, to accept service of Gold Reserve’s Petition to confirm the Award and further agree to respond to the Petition within sixty (60) days of the agreed service date, i.e., on or before June 12, 2015. As part of the agreement Gold Reserve agreed to vacate the clerk’s entry of default entered on March 27, 2015 against Venezuela. The agreement has been recorded in an Order of the DDC dated April 15, 2015.

     The Company’s intention is to move expeditiously towards obtaining confirmation of the Award in the

U.	S. and consider enforcement options in due course.

Legal Activities in Luxembourg

     On October 28, 2014, the Company filed for and was granted an exequatur (recognition and execution) of the Award by Tribunal d’arrondissement de et à Luxembourg. As a result, the Company is free to proceed with conservatory actions against Venezuela’s assets in the Grand Duchy of Luxembourg. On January 12, 2015, Venezuela filed a notice of appeal of this decision in the Cour d’appel de Luxembourg (the “Luxembourg Court of Appeal”) asking for a stay of execution pending the determination of its application to annul the Award before the Paris Court of Appeal.

     The Luxembourg Court of Appeal recently issued a scheduling direction, dividing Venezuela’s arguments in two and ordering that the arguments on form and the request for stay of execution be heard together, on May 21, 2015. In accordance with the scheduling direction, the Company filed its response to Venezuela’s first set of arguments, on March 16, 2015.

     Following the granting of the exequatur, the Company, on several occasions, served on various Luxembourg banks the equivalent of writs of garnishment relating to over US $700 million interest payments on Venezuela sovereign bonds and any other funds owned by Venezuela. These banks were chosen because they are designated as paying agents or transfer agents in listing memoranda relating to various bonds issued by Venezuela and listed on the Luxembourg Stock Exchange. So far, the banks have denied holding funds for the account of Venezuela, which appears to contradict the information contained in the listing memoranda. As a result, the Company intends to have the issue determined by the appropriate court or judge having jurisdiction in Luxembourg over such matters.

The Company’s Intent to Distribute Collection of the Arbitral Award to Shareholders

     Subject to applicable regulatory requirements regarding capital and reserves for operating expenses, accounts payable and income taxes, and any obligations arising as a result of the collection of the ICSID Award including payments pursuant to the terms of the convertible notes (if not otherwise converted), Interest Notes, CVR’s, Bonus Plan and Retention Plan (all as defined herein) or undertakings made to a court of law, the Company’s current plans are to distribute to its shareholders, in the most cost efficient manner, a substantial majority of any net proceeds.

Obligations Due Upon Collection of Arbitral Award and Sale of Brisas Technical Mining Data

     The Board of Directors (the “Board”) approved a Bonus Pool Plan (“Bonus Plan”) in May 2012, which is intended to reward the participants, including executive officers, employees, directors and consultants, for their past and future contributions including their efforts related to the development of the Brisas Project, execution of the Brisas Arbitration and the collection of an award, if any. The bonus pool under the Bonus Plan will generally be comprised of the gross proceeds collected or the fair value of any consideration realized related to such transactions less applicable taxes times 1% of the first $200 million and 5% thereafter. Participation in the Bonus Plan vests upon the participant’s selection by the Committee of independent directors, subject to voluntary termination of employment or termination for cause. The Company also maintains the Gold Reserve Director and Employee Retention Plan (see Note 9 Stock Based Compensation Plans).

Units (“Retention Units”) granted under the plan become fully vested and payable upon: (1) collection of proceeds from the Arbitral Award and/or sale of mining data and the Company agrees to distribute a substantial majority of the proceeds to its shareholders or, (2) the event of a change of control. The Company currently does not accrue a liability for the Bonus or Retention Plan as events required for payment under the Plans have not yet occurred.

     The Company has outstanding contingent value rights (“CVR’s”) which entitles each note holder that participated in the 2012 Restructuring (as defined herein) to receive, net of certain deductions (including income tax calculation and the payment of current obligations of the Company), a pro rata portion of a maximum aggregate amount of 5.468% of the proceeds actually received by the Company with respect to the Brisas Arbitration proceedings or disposition of the technical data related to the development of the Brisas Project that was compiled by the Company (the “Brisas Project Technical Mining Data”). The proceeds, if any, could be cash, commodities, bonds, shares and/or any other consideration received by the Company and if such proceeds are other than cash, the fair market value of such non-cash proceeds, net of any required deductions (e.g., for taxes) will be subject to the CVR’s and will become an obligation of the Company only as the Arbitral Award is collected.

     Included in accounts payable is approximately $2.9 million which represents legal fees deferred during the arbitration but now payable as a result of the Arbitral Award. In addition, the Company is obligated to pay contingent legal fees of approximately $1.7 million due upon the collection of the Award.

Note 4. Cash and Cash Equivalents:
	December 31, 2014	December 31, 2013
Bank deposits	$6,367,049	$1,578,903
Money market funds	72,098	1,396,934
Total	$6,439,147	$2,975,837

Note 5. Marketable Securities:
	December 31, 2014	December 31, 2013
Fair value at beginning of year	$318,442	$723,449
Dispositions, at cost	–	(12,500)
Realized (gain) loss	–	4,039
Impairment loss	(162,479)	(178,250)
Increase (decrease) in market value	19,578	(218,296)
Fair value at balance sheet date	$175,541	$318,442

     The Company’s marketable securities are classified as available-for-sale and are recorded at quoted market value with gains and losses recorded within other comprehensive income until realized or impaired. Realized gains and losses are based on the average cost of the shares held at the date of disposition. As of December 31, 2014 and 2013, marketable securities had a cost basis of $158,537 and $321,016, respectively.

Note 6. Fair Value Measurements:

     Accounting Standards Codification (“ASC”) 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities, Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability and Level 3 inputs are unobservable inputs for the asset or liability that reflect the entity’s own assumptions. In 2013, the Company had an equity investment in a privately held exploration-stage mining company which was classified as Level 3. The estimate of the fair value of this investment included observable inputs related to recently completed equity transactions of theÊinvestee. Ê

	Fair value
	December 31, 2014	Level 1	Level 2	Level 3
Marketable securities	$175,541	$175,541	$–	$–
Convertible notes and interest notes	$37,408,241	$–	$37,408,241	$–

	Fair value
	December 31, 2013	Level 1	Level 2	Level 3
Marketable securities	$318,442	$271,436	$–	$47,006
Convertible notes	$21,773,229	$–	$21,773,229	$–

Note 7. Property, Plant and Equipment:
		Accumulated
	Cost	Depreciation	Net
December 31, 2014
Machinery and equipment	$12,408,524	$–	$12,408,524
Furniture and office equipment	529,648	(511,518)	18,130
Leasehold improvements	41,190	(41,190)	–
Venezuelan property and equipment	171,445	(157,445)	14,000
	$13,150,807	$(710,153)	$12,440,654

		Accumulated
	Cost	Depreciation	Net
December 31, 2013
Machinery and equipment	$18,985,828	$–	$18,985,828
Furniture and office equipment	529,648	(501,190)	28,458
Leasehold improvements	41,190	(41,190)	–
Venezuelan property and equipment	171,445	(157,445)	14,000
Mineral property	275,010	–	275,010
	$20,003,121	$(699,825)	$19,303,296

     Machinery and equipment consists of infrastructure and milling equipment previously intended for use on the Brisas Project. In 2014, based on an updated market valuation for mining equipment which included the review of transactions involving comparable assets, the Company recorded a further $6.5 million write-down of its equipment to an estimated net realizable value. In April 2012, the Company entered into an Option Agreement with Soltoro Ltd. (“Soltoro”) whereby Soltoro granted the Company the right to earn an undivided 51% interest in the La Tortuga Property located in Jalisco State, Mexico (the “Soltoro Agreement”). The Soltoro Agreement required the Company to make aggregate option payments to Soltoro of $650,000 as well as expend $3 million on the property over three years. In August 2014, the Company formally advised Soltoro of its decision to discontinue exploration and, as a result, the Company wrote off its $425,010 (including a $150,000 property payment made in 2014) investment in the La Tortuga property.

Note 8. KSOP Plan:

     The KSOP Plan, adopted in 1990 for retirement benefits of employees, is comprised of two parts, (1) a salary reduction component, and a 401(k) which includes provisions for discretionary contributions by the Company, and (2) an employee share ownership component, or ESOP. Allocation of common shares or cash to participants’ accounts, subject to certain limitations, is at the discretion of the Board. There have been no common shares allocated to the Plan since 2011. Cash contributions for the Plan years 2014, 2013 and 2012 were approximately $164,000, $172,000 and $169,000 respectively.

Note 9. Stock Based Compensation Plans:

     Equity Incentive Plans. On June 27, 2012, the shareholders approved the 2012 Equity Incentive Plan (the “2012 Plan”) to replace the Company’s previous equity incentive plans. In 2014, the Board amended and restated the 2012 Plan changing the maximum number of Class A common shares issuable under options granted under the 2012 Plan from a “rolling” 10% of the outstanding Class A common shares to a fixed number of 7,550,000 Class A common shares. As of December 31, 2014, there were 1,834,500 options available for grant. Grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by a committee established pursuant to the 2012 Plan, or in certain cases, by the Board.

Share option transactions for the years ended December 31, 2014, 2013 and 2012 are as follows:

			2014		2013		2012
				Weighted		Weighted		Weighted
				Average		Average		Average
				Exercise		Exercise		Exercise
			Shares	Price	Shares	Price	Shares	Price
Options outstanding
- beginning of period		5,443,000		$2.21	6,753,188	$1.77	5,185,188	$1.42
Options exercised			(55,000)	1.82	(1,560,188)	0.43	(52,500)	1.56
Options granted			310,000	4.02	250,000	3.00	1,620,500	2.89
Options outstanding
- end of period		5,698,000		$2.31	5,443,000	$2.21	6,753,188	$1.77

Options exercisable
- end of period		5,491,331		$2.25	4,493,000	$2.27	4,568,988	$1.59

The following table relates to stock options at December 31, 2014:

		Outstanding Options				Exercisable Options
				Weighted				Weighted
				Average				Average
		Weighted		Remaining		Weighted		Remaining
		Average	Aggregate	Contractual		Average	Aggregate Contractual
Exercise Price		Exercise	Intrinsic	Term		Exercise	Intrinsic	Term
Range	Number	Price	Value	(Years)	Number	Price	Value	(Years)
$1.82 - $1.82	2,567,500	$1.82	$3,517,475	1.01	2,567,500	$1.82	$3,517,475	1.01
$1.92 - $1.92	950,000	$1.92	1,206,500	6.44	950,000	$1.92	1,206,500	6.44
$2.89 - $2.89	1,620,500	$2.89	486,150	2.08	1,620,500	$2.89	486,150	2.08
$3.00 - $3.00	250,000	$3.00	47,500	3.44	250,000	$3.00	47,500	3.44
$4.02 - $4.02	310,000	$4.02	-	9.56	103,331	$4.02	-	9.56
$1.82 - $4.02	5,698,000	$2.31	$5,257,625	2.79	5,491,331	$2.25	$5,257,625	2.54

     During the years ended December 31, 2014, 2013 and 2012, the Company granted 0.31 million, 0.25 million and 1.6 million options, respectively. The Company recorded non-cash compensation expense during 2014, 2013 and 2012 of $0.2 million, $0.6 million and $2.7 million, respectively, for stock options granted in 2014 and prior periods.

     The weighted average fair value of the options granted in 2014, 2013 and 2012 was calculated at $0.87, $0.98 and $1.22, respectively. The fair value of options granted was determined using the Black-Scholes model based on the following weighted average assumptions:

	2014	2013	2012
Risk free interest rate	0.53%	0.34%	0.29%
Expected term	2.0 years	2.0 years	2.9 years
Expected volatility	38%	59%	65%
Dividend yield	nil	nil	nil

     The risk free interest rate is based on the US Treasury rate on the date of grant for a period equal to the expected term of the option. The expected term is based on historical exercise experience and projected post-vesting behavior. The expected volatility is based on historical volatility of the Company’s stock over a period equal to the expected term of the option.

     Retention Plan. The Company also maintains the Gold Reserve Director and Employee Retention Plan. Units granted under the plan become fully vested and payable upon: (1) collection of Arbitral Award proceeds from the ICSID arbitration process and/or sale of mining data and the Company agrees to distribute a substantial majority of the proceeds to its shareholders or, (2) the event of a change of control. Each unit granted to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A common share (1) on the date the unit was granted or (2) on the date any such participant becomes entitled to payment, whichever is greater. As of December 31, 2014 an aggregate of 1,457,500 unvested units have been granted to directors and executive officers of the Company and 315,000 units have been granted to other employees. The Company currently does not accrue a liability for these units as events required for vesting of the units have not yet occurred. The minimum value of these units, based on the grant date value of the Class A common shares, was approximately $7.7 million.

Note 10. Shareholder Rights Plan:

     The Company instituted a shareholder rights plan (the “Rights Plan”) in 1999. Since the original approval by the shareholders, the Rights Plan and the Rights Plan agreement have been amended and continued from time to time. In June 2012, the shareholders approved certain amendments to the Rights Plan including continuing the Rights Plan until June 30, 2015 and providing a one-time exemption to a noteholder (who presently owns approximately 26% of the Class A common shares) from triggering the Rights Plan as a result of a restructuring of convertible notes in November 2012. The Rights Plan is designed to give the Board time to consider alternatives, allow shareholders time to properly assess the merits of a bid and ensure they receive full and fair value for their common shares. One right is issued in respect of each outstanding share. The rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the Company’s outstanding shares without complying with the “permitted bid” provisions of the Rights Plan. Each right would, on exercise, entitle the holder, other than the acquiring person and related persons, to purchase Class A common shares of the Company at a 50% discount to the market price at the time.

Note 11. Convertible Notes and Interest Notes:

     In the fourth quarter of 2012, the Company restructured $85.4 million aggregate principal amount of Old Notes (the “2012 Restructuring”). Holders of an aggregate principal amount of $84.4 million of Old Notes elected to participate in the 2012 Restructuring and $1.0 million of Old Notes declined to participate. Pursuant to the 2012 Restructuring, the Company paid $16.9 million cash, issued 12,412,501 Class A common shares, issued notes with a face value of $25.3 million (the “Modified Notes”) and issued CVR’s totaling 5.468% of any future proceeds, net of certain deductions (including income tax calculation and the payment of current obligations of the Company), actually received by the Company with respect to the Brisas Arbitration proceedings or disposition of the Brisas Project Technical Mining Data.

     During the second quarter of 2014, the Company extended the maturity date of its $25.3 million Modified Notes from June 29, 2014 to December 31, 2015 and issued $12 million of additional notes (“New Notes”) also maturing December 31, 2015. $19.2 million of the Modified Notes and $8 million of the New Notes were issued to affiliated funds which exercised control or direction over more than 10% of the Company’s common shares prior to the transactions and as a result, those portions of the transactions were considered to be related party transactions. The Modified Notes were amended to be consistent with the terms of the New Notes. The Company has an additional $1.0 million notes issued in May 2007 (Old Notes) with a maturity date of June 15, 2022. The Old Notes bear interest at a rate of 5.50% per year, payable semiannually in arrears on June 15 and December 15 and, subject to certain conditions, may be redeemed, repurchased or converted into Class A common shares of the Company at a conversion price of $7.54 per common share.

     The New Notes and the Modified Notes (as amended from the date of closing) (the “Notes”) bear interest at a rate of 11% per year, which will be accrued and capitalized quarterly, issued in the form of a note (Interest Notes) payable in cash at maturity. Subject to certain conditions, the outstanding principal of the Notes may be converted into Class A common shares of the Company, redeemed or repurchased prior to maturity. The Notes mature on December 31, 2015 and are convertible, at the option of the holder, into 285.71 Class A common shares per $1,000 (equivalent to a conversion price of $3.50 per common share) at any time upon prior written notice to the Company. The Company paid, in the case of the New Notes, a fee of 2.5% of the principal in the form of an original issue discount and in the case of the Modified Notes, a cash extension fee of 2.5% of the principal.

     The Notes are senior unsecured, equal in rank and subject to certain terms including: (1) the technical data related to the development of the Brisas Project that was compiled by the Company and any award related to the Brisas Arbitration may not be pledged without consent of holders comprising at least 75% in principal amount of Notes; (2) the Company may not incur any additional indebtedness that ranks senior to or pari passu with the Notes in any respect without consent of holders comprising at least 75% in principal amount of Notes; (3) each Noteholder will have the right to participate, on a pro rata basis based on the amount of equity it holds, including equity issuable upon conversion of convertible securities, in any future equity or debt financing; (4) the Notes shall be redeemable on a pro rata basis, by the Company at the Noteholders’ option, at a price equal to 120% of the outstanding principal balance upon the issuance of a final Arbitration Award, with respect to which enforcement has not been stayed and no annulment proceeding is pending; provided the Company shall only be obligated to make a redemption to the extent net cash proceeds received are in excess of

$20,000,000, net of taxes and $13,500,000 to fund accrued and unpaid prospective operating expenses; (5) capital expenditures (including exploration and related activities) shall not exceed $500,000 in any 12-month period without the prior consent of holders of a majority of the Notes; and (6) the Company shall not agree with any of the Noteholders to any amendment or modification to any terms of the Notes, provide any fees or other compensation whether in cash or in kind to any holder of the Notes, or engage in the repurchase, redemption or other defeasance of any Notes without offering such terms, compensation or defeasance to all holders of the Notes on an equitable and pro-rata basis.

     Accounting standards require the Company to allocate the convertible notes between their equity and liability component parts based on their respective fair values at the time of issuance. The liability component was computed by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability that does not have an associated equity component. The equity portion of the notes was estimated using the residual value method at approximately $6.5 million net of issuance costs. The fair value of the liability component is accreted to the face value of the Notes using the effective interest rate method over the expected life of the Notes, with the resulting charge recorded as interest expense. Extinguishment accounting was used for the Modified Notes resulting in a loss of $0.2 million due to the unamortized discount remaining on the notes prior to the restructuring. As of December 31, 2014, the Company had $38.4 million face value convertible notes and $2.2 million face value interest notes outstanding.

Note 12. Private Placement:

     During the third quarter of 2013, the Company completed a private placement for general working capital purposes for gross proceeds totaling $5.25 million ($5.0 million net of expenses). The private placement consisted of 1,750,000 units comprised of one Class A common share and one-half of one Class A common share purchase warrant, with each whole warrant exercisable by the holder for a period of two years after its issuance to acquire one Class A common share at a price of $4.00 per share. An aggregate 1.5 million units were issued to affiliated funds which exercised control or direction over more than 10% of the Company’s common shares prior to the private placement and as a result, this portion of the private placement was considered to be a related party transaction. The proceeds were used for general working capital purposes.

     The fair value of the warrants issued in the private placement was $543,915 and was determined using the Black-Scholes model based on the following weighted average assumptions:

Risk free interest rate	0.39%
Expected term	2 years
Expected volatility	55%
Dividend yield	nil

     The risk free interest rate is based on the US Treasury rate on the date of grant for a period equal to the expected term of the warrant. The expected term is based on the legal life of the warrant. The expected volatility is based on historical volatility of the Company’s stock over a period equal to the expected term of the warrant. As of December 31, 2014, all of the 875,000 whole warrants issued in the private placement remained outstanding.

Note 13. Income Tax:

     Income tax expense differs from the amount that would result from applying Canadian tax rates to net loss before taxes. These differences result from the items noted below:

	2014	2013	2012
Income tax benefit based on Canadian tax rates	$6,220,193	$3,859,103	$2,506,275
Increase (decrease) due to:
Different tax rates on foreign subsidiaries	251,888	284,904	623,387
Non-deductible expenses	(1,491,285)	(1,419,266)	(2,617,969)
Change in valuation allowance and other	(4,980,796)	(2,724,741)	(511,693)
	$–	$–	$–

     No current income tax has been recorded by the Company for the three years ended December 31, 2014. The Company has recorded a valuation allowance to reflect the estimated amount of the future tax assets which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carry forwards prior to expiration. The valuation allowance for future tax assets may be reduced in the near term if the Company’s estimate of future taxable income changes. The components of the Canadian and U.S. future income tax assets as of December 31, 2014 and 2013 were as follows:

	Future Tax Asset
	2014	2013
Accounts payable and accrued expenses	$30,458	$28,507
Property, plant and equipment	(2,558)	(3,714)
Total temporary differences	27,900	24,793
Net operating loss carry forward	41,147,463	40,192,459
Capital loss carry forward	314,962	–
Alternative minimum tax credit	19,871	19,871
Total temporary differences, operating losses
and tax credit carry forwards	41,510,196	40,237,123
Valuation allowance	(41,510,196)	(40,237,123)
Net deferred tax asset	$–	$–

At December 31, 2014, the Company had the following U.S. and Canadian tax loss carry forwards:

U.S.	Canadian	Expires
$–	$199,768	2015
1,386,674	–	2018
1,621,230	–	2019
665,664	–	2020
896,833	–	2021
1,435,774	–	2022
1,806,275	–	2023
2,386,407	–	2024
3,680,288	–	2025
4,622,825	2,252,677	2026
6,033,603	4,180,676	2027
4,360,823	15,934,831	2028
1,769,963	15,101,557	2029
2,159,079	18,657,134	2030
3,216,024	20,891,671	2031
3,041,866	6,060,909	2032
5,532,290	7,794,133	2033
1,933,918	10,209,126	2034
$46,549,536	$101,282,482

CORPORATE INFORMATION

Officers and Directors

Rockne J. Timm

Chief Executive Officer and Director

A. Douglas Belanger

President and Director

Robert A. McGuinness

Vice President of Finance and CFO

Mary E. Smith

Vice President of Administration and Secretary

Arturo Rivero

President, Minera Gold Reserve S.A. de C.V.

James H. Coleman

Non-Executive Chairman and Director

James P. Geyer
Director

Jean Charles (JC) Potvin

Director

Patrick D. McChesney

Director

Kenneth I. Juster
Director

Share Information

Number of Shareholders: Approximately 8,000

Common Shares Issued April 21, 2015 Class A common - 76,077,547 Equity Units - 100 Common Share Purchase Options - 5,798,000 Common Share Purchase Warrants - 875,000

Securities Listings

Canada -

The TSX Venture Exchange: GRZ.V

United States -OTC QB: GDRZF

Transfer Agent

Computershare Trust Company, Inc. Toronto, Ontario Canada Providence, RI USA

Registered Agent

Norton Rose Fulbright Canada LLC

Calgary, Alberta Canada

Office

Corporate

926 W. Sprague Avenue, Suite 200 Spokane, WA 99201 Ph: (509) 623-1500 Fx: (509) 623-1634

Bankers

Bank of America Spokane, Washington USA

Bank of Montreal

Vancouver, British Columbia Canada

Auditors

PricewaterhouseCoopers LLP

Vancouver, British Columbia Canada

Counsel

Baker & McKenzie LLP Houston, Texas USA Caracas, Venezuela

Norton Rose Fulbright Toronto, Ontario Canada

White & Case LLP

Washington, D.C. USA

Annual Meeting

The 2015 Annual Meeting will be held at 9:30 a.m. on June 4, 2015 Gold Reserve 926 W. Sprague Avenue, Suite 200 Spokane, Washington

Additional information regarding the company may be obtained at www.GoldReserveInc.com

Gold Reserve Inc.

926 W. Sprague Ave

Suite 200

Spokane, WA 99201

800.625.9550

www.	goldreserveinc.com